As filed with the Securities and Exchange Commission on November 21, 2000
                       Registration No. 333-_____________



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933



                                IMAGINENET CORP.

             (Exact name of registrant as specified in its charter)


Nevada                                 9995                      454110                     65-087-8035
-------------------------       -------------------      -----------------------     -------------------
(State or Other                 (Primary Standard           (North American               (IRS Employer
Jurisdiction of                     Industrial                  Industry                 Identification
Incorporation or                  Classification         Classification Number          ("EIN") Number)
Organization)                    ("SIC") Number)                 System
                                                            ("NAICS")Number)

                     ---------------------------------------
                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696
               (Address, including zip code, and telephone number,
            including area code, of registrant's principal executive
                                     office)
   ---------------------------------------------------------------------------

                                    Copy To:

                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                            1933, check the following
                                    box: [x].

====================== ==================== ==================== ==================== ====================
 Title of Each Class                          Proposed Maximum      Proposed Maximum        Amount of
 of Securities to be       Amount to be       Offering Price per        Aggregate           Registration
      Registered            Registered            Share              Offering Price            Fee
---------------------- -------------------- -------------------- -------------------- --------------------
   Shares of Common         2,240,000
        Stock                 Shares               $1.00              $2,240,000            $591.36
====================== ==================== ==================== ==================== ====================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

================================================================================
                                  PROSPECTUS
================================================================================
                                IMAGINENET CORP.
                         (A Developmental Stage Company)
                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696

 Offering at $1.00 per Share 100,000 -1,000,000 Shares ($100,000-$1,000,000)
                                of Common Stock.

   Selling Shareholders May also be Selling up to 1,240,000 Additional Shares

     Company Information

>> Our objective is to sell and distribute musical and related instruments and devices via the Internet to the general public. We intend to qualify our shares for quotation on the NASD Over-the-Counter Bulletin Board ("OTCBB") concurrently with the date of this prospectus.

     Terms of the Initial Offering Period

>> The initial offering period will be from 2-9 months from the date listed in this prospectus unless it is terminated earlier.

>> During the initial offering period, we will sell shares at $1.00 per share with the minimum purchase being $500 (500 shares). Since there is no selling commission, all proceeds from the sales will go to us.

>> This offering is being made on a self-underwritten basis by us through our only principal, William H. Ragsdale, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Duncan, Blum & Associates, Bethesda, Maryland, our securities counsel.

>> If we do not sell a minimum of $100,000 of (100,000) shares during the initial offering period, we will return, without interest, all money from shares sold.

     Additional Shares Being Offered

>> We will not receive any proceeds from the additional 1,240,000 shares that may be offered by our selling shareholders.

You must meet certain requirements in order to purchase the shares offered in this prospectus. You must indicate in the Subscription Agreement that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

================================================================================
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No one is authorized to give any information not contained in this prospectus in connection with this offering and, if given, you should not rely on this information. This prospectus should not be considered an offer to any person to whom such an offer would be unlawful.

You should note there is substantial doubt about our ability to continue as a going concern. Carefully consider the risk factors beginning on page 4 of this prospectus.
================================================================================

                              December ____, 2000

                                Table of Contents


Descriptive Title
Page

 PROSPECTUS SUMMARY............................................................3
SUMMARY FINANCIAL DATA.........................................................4
RISK FACTORS...................................................................4
RELATED PARTY TRANSACTIONS.....................................................6
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT...........................7
SELLING SHAREHOLDERS...........................................................7
APPLICATION OF PROCEEDS.......................................................10
CAPITALIZATION................................................................11
DILUTION......................................................................11
THE COMPANY...................................................................12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS.............................................18
ABSENCE OF CURRENT PUBLIC MARKET AND DIVIDEND POLICY..........................19
DESCRIPTION OF CAPITAL STOCK..................................................19
SUBSCRIPTION PROCEDURE........................................................20
ERISA CONSIDERATIONS..........................................................21
LEGAL MATTERS.................................................................21
EXPERTS.......................................................................21
AVAILABLE INFORMATION.........................................................21
APPENDIX I (FINANCIAL STATEMENTS)............................................I-1
APPENDIX II - SUBSCRIPTION
AGREEMENT...................................................................II-1

                               Prospectus Summary

        The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."

     The Company         ImagineNet Corp. was incorporated in Nevada on November
                         24, 1998 but has had no revenues to date. Our objective
                         is   to   sell   and  distribute  musical  and  related
                         instruments and devices to the general public via the Internet. We are currently a developmental stage company organized by William H.Ragsdale, our President, Director and sole executive.

     Securities          Maximum amount of shares offered ($1,000,000):1,000,000
     Offered by the      shares at $1.00 per share.  Minimum  amount  of  shares
     Company             offered  ($100,000): 100,000 shares at $1.00 per share.

     Offering Initial: We will begin to sell shares on the date listed on the cover Period(s) of this prospectus. We may continue to offer shares from 2 to 9 months from the date of this prospectus. This initial offering period will close once the minimum $100,000 in shares is sold and we close the escrow account. If the minimum $100,000 in shares is not sold, we will return all proceeds to the investors without interest.

                         Continuous: If as expected we do not sell the maximum $1,000,000 in shares during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued, updating as necessary. During this continuous offering period, we will sell subscriptions for shares at $1.00 per share until a market develops for the shares. We will then sell the shares at the prevailing market rate.

     Proceeds Held Proceeds from these sales will not be paid to the company until the $100,000 minimum in sales is achieved. Investors are reminded that, given the up to 9 month duration of the initial offering period, investments may be held in escrow until the end of the initial offering period. Even if interest is earned, it will not be returned to investors because of pertinent state law pertaining to attorney escrow accounts.

     Minimum             The minimum purchase is $500.
     Subscription

     Risks and           This investment  involves substantial risks due in part
     Conflicts of        to the  costs which  we  will   incur  and  the  highly
     Interest            speculative  nature  of our contemplated Internet-based
                         musical   instruments   business.   Risks  inherent  in
                         investing  in the  company  are  discussed under "Risk
                         Factors," including the substantive doubt about our ability to continue as a going concern.

     Plan of             The  shares  are  being  on  a  self-underwritten basis
     Distribution        by  William  H. Ragsdale, our sole principal.

     Application of      The proceeds of the offering  are  expected to be  used
     Proceeds            to  continue business  operations  and expand the scope
                         of the business. In the event we receive more than the $100,000 minimum, we intend to be more aggressive in implementing our business plan.

                             Summary Financial Data


        The following is a summary of the financial data contained in this prospectus. This information reflects our operations from inception (November 24, 1998) to July 31, 2000.

        >>      Current assets                      $37,950
        >>      Noncurrent assets                   0
        >>      Current liabilities                 0
        >>      Gross Revenues                      0
        >>      Gross Profit                        ($18,050)
        >>      Loss from continuing operations     ($18,050)
        >>      Net loss                            ($18,050)


                                  Risk Factors

        We are a new development stage company. Our main efforts thus far have been geared toward raising funds in order to commence business operations. You should, therefore, be aware of the difficulties normally encountered by a new, developing company. The likelihood that we will succeed must be considered in light of the problems, expenses and delays frequently encountered as listed below. Before making an investment, you should consider carefully the following risk factors

1. Developmental Stage Company with No Net Worth. We are in the early stage of development and have no net worth. We have been largely inactive to date, having conducted no business except for fund raising and organizational activities. You should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond our control. Because of these factors, there is no guarantee that our activities will attain the level or recognition and acceptance necessary for us to become a viable business.

2. No Operating History or Revenues with which to Conduct Business and Its Affect on our Ability to Sustain Operating Expenses. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of July 31, 2000, we have assets totaling $37,950, mainly consisting of paid-in-capital of $50,000, less paid expenses. Our success is dependent upon obtaining additional financing from our intended Internet operations, placement of our equity and from third party resources. Our Internet marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. There is no assurance that we will be able to obtain additional debt or equity financing from any source. There can be no assurance that our financial condition will improve or that the operating revenues generated will be sufficient to cover expenses. In the event we cannot sustain operating expenses, we will have to discontinue operations.

3. No Present Client Base and Limited Funds to Attract Customers. We currently have no customers and there can be no assurance that we will be successful in obtaining customers as planned through either our Internet sales, placement of equity or from third party resources. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market musical products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

4. Competition May Be Too Strong for Business to Obtain Enough Customers. The markets in which we are engaged are subject to vigorous competition. Our competitors include other Internet-based musical instrument sales websites, mail order catalogue and retail outlet companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these  competitors  aggressively  protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

5. Complete Reliance on Key Personnel. The possible success of our business is largely dependent upon the continued services of Mr. Ragsdale. Mr. Ragsdale expects to devote only the time and effort necessary to perform his responsibilities as sole executive officer and director. We presently hold no key-man life insurance on Mr. Ragsdale and have no employment contract or other agreement with him. The loss of the services of Mr. Ragsdale would adversely affect our ability to conduct business. We may therefore have to discontinue operations if we were not able to retain Mr. Ragsdale until a replacement could be found.

6. Key Personnel Has No Musical Sales Experience; No Assurance Sufficient Strategic Alliances Can Be Achieved. Although he has no musical instrument marketing or sales experience, it is critical to our commercial viability that Mr. Ragsdale be able to use his networking abilities and general salesmanship to ensure our ability to achieve a commercially viable market share of the musical instrument sales business. There can be no assurance, given his lack of specific experience, that Mr. Ragsdale will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

7. Self-Underwritten Offering Made by Principal Who Has No Relevant Prior Experience . Because there is no firm commitment for the purchase of shares, there can be no assurance that we will sell the intended $100,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we can give no assurance that any of the shares will be sold. In fact, the risk is greater in this case since Mr. Ragsdale has not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

8. Proceeds from Sale of Shares May Be Inadequate to Continue Business Operations. If we receive significantly less than the $1,000,000 maximum, we may not have the funds to commence or continue with our operations. Without an infusion of capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. We do not expect to become a viable business entity until we can obtain additional equity or debt financing. Our independent certified accountant has expressed this as a "going concern" qualification on our financial statements. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have the capital to achieve our objective.

9. Offering will be Rescinded if the Minimum Amount of Funds is Not Achieved. We are endeavoring to sell at least $100,000 worth of shares. There is no assurance that we will be able to achieve this minimum amount within the 2-9 months allotted for this initial offering. If we cannot sell at least the $100,000 in shares, we will terminate the entire offering and return all proceeds from sales at that point. Investors purchasing shares will not have access to the money paid for the shares until the initial 9-month offering period has ended. Without this minimum infusion of capital, we cannot continue doing business beyond 12 months from the date of prospectus.

10. Operational Costs May Have Been Incorrectly Estimated; There May be Unforeseen Costs . There can be no assurance that we have correctly estimated the costs for establishing a client base or for obtaining a substantial volume of Internet-based musical instrument sales. We may expend significantly more funds than anticipated without expanding the business. In such an event, we would not be able to continue operations, as projected, and would have to close the business.

11. Financing Future Activities Could Lead to Long-Term Debt. While we currently have no long-term debt, we cannot guarantee that in pursuing the course of setting up and increasing our business (i.e., acquiring office space, purchasing equipment, etc.) that we will not accumulate sufficient debt to decrease our profit margin. If the accumulated debt is substantially more than the revenues we are capable of generating, we will not be able to produce a profit and continue doing business.

12. Shares Are Entitled to Dividends but There Are No Current Plans to Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. We may be restricted from paying dividends to our shareholders under future credit or other financing agreements. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. William Ragsdale. At present, we will retain any earnings for the operation and expansion of the business. Moreover, no assurance can be given that our services and products will be accepted in the marketplace or that there will be sufficient revenue generated for us to be profitable.

13.  Issuance  of  Preferred  Stock May Cause the Common  Stock to  Decrease  in
     Value. The issuance of preferred stock does not require approval by shareholders of the common stock. Holders of preferred stock may have the right to receive dividends, conversions and other rights. These rights and preferences may be detrimental to the shareholders of the common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in value of the market price of the common stock which could be used by the board of directors as a anti-takeover measure.

14. Broad Discretion of Management with Regard to Application of Proceeds Could Have an Adverse Effect on Company Growth. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

15. Arbitrary Offering Price Is in Excess of the Net Tangible Book Value. The common stock's price per share in this offering has been arbitrarily determined by Mr. Ragsdale, currently acting as a one-man board of directors, and bears no relationship to our assets, book value or net worth. Our offering price per share is substantially in excess of our net tangible book value as a "start-up" company.

16. Absence of Public Market for Shares Will Adversely Affect the Market Price and Liquidity of the Shares. There is no public market for our shares of common stock and no assurance that one will develop. No assurance can be given that if a market for our shares develops, it will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

17. Shares Will Be Listed as "Penny Stock" if a Secondary Market Develops for the Shares. In the event a secondary trading market develops for our shares, the common stock is expected to come within the meaning of the term "penny stock." It will, therefore, be less likely that brokers will sell the shares due to the difficulty imposed by the penny stock regulations in selling the stock. As long as our common stock is considered penny stock, the regulations can be expected to have an adverse effect on the liquidity of any common stock which may develop in the secondary market.

                           Related -Party Transactions

        The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Sole Principal


Owner                 Date Issued  No. of Shares  Notes
--------------------  -----------  -------------  ------------------------------
William H. Ragsdale   11/24/98     6,000,000      Issued for services (valued at
President and                                     $6,000) performed in setting
Director                                          up the company.

We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates of the Company

        We have only done business with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

        We do not intend to use the proceeds from this offering to make payments to any promoters, management (except as salaries, benefits and out of pocket expenses) or any of their affiliates. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

        There  are  no   arrangements  or  agreements   between   non-management
shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.


              Fiduciary Responsibility of the Company's Management

        Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, management cannot commingle the company's property with the property of any other person, including that of any current or future member of management.)

        The SEC has stated that, to the extent any exculpatory or indemnification provision includes indemnification for liabilities arising under the Securities Act of 1933, it is the opinion of the SEC that this indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

        According to federal and state statutes, including the Nevada General Corporation Law, shareholders in a corporation have the right to bring class action suites in federal court to enforce their rights under federal securities laws. Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover any such losses from a corporation's management where the losses result from a violation of SEC rules. It should be noted, however, that it would be difficult to establish a basis for liability that we have not met these SEC standards. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.

                              Selling Shareholders

        The shareholders listed below are offering a total of 1,240,000 shares in addition to the up to 1,000,000 shares we are selling. The shareholders (not the company) will receive the proceeds from the sale of their individual shares.

        The only selling shareholders who have held a position, office or had any other material relationship with the company since inception are William H. Ragsdale, our President and sole director, and Donald A. Mintmire, our legal counsel. Each selling shareholder may offer all, some or none of the common stock they own.

                                       Amount of Shares
Name of Owner                             Being Sold                      Percent of Class
-------------                             ----------                      ---------------

Brannon C. Amtower                          20,000                              .00276
594 Wimbledon Road, NE, Apt. 6222
Atlanta, GA 30324

JoAnne Reyes                                32,000                              .00441
6382 Bischoff Road
West Palm Beach, FL 33413

Jessica Acierno                             32,000                              .00441
106 LaMancha Avenue
Royal Palm Beach, FL 33411

Kevin L. Bell                               20,000                              .00276
873 Monroe Street
Atlanta, GA 30308

Michael Bunn                                20,000                              .00276
807 Monroe Street, Apt. 4
Atlanta, GA 30309

Theodore Stechsechulte                      32,000                              .00441
334 Marble Canyan Drive
Wellington, FL 33414

Rodney D. Ford                              20,000                              .00276
1440 Druid Valley Drive
Atltanta, GA 30329

Anne-Marie Fourdan                          20,000                              .00276
1440 Druid Valley Drive
Atltanta, GA 30329

David Geist                                 20,000                              .00276
515 NE 22nd Avenue
Boynton Beach, FL 33435

Brian S. Jansma                             20,000                              .00276
1825 Charline Avenue, NE
Atlanta, GA 30306

Steve Acierno                               20,000                              .00276
106 LaMancha Avenue
Royal Palm Beach, FL 33411

Legal Computer Technology, Inc.             32,000                              .00441
277 Royal Poinciana Way, Suite 155
Palm Beach, FL 33480


                                       Amount of Shares
Name of Owner                             Being Sold                      Percent of Class
-------------                             ----------                      ---------------

Marco Beach Gardens, Inc.                   32,000                              .00441
3300 Palm Beach Gardens Boulevard
Suite 500
Palm Beach Gardens, FL 33410

Tricia Roach                                32,000                              .00441
253 Sandpiper Avenue
Royal Palm Beach, FL 33411

Mary C. McGowan                             20,000                              .00276
2057 Jordan Terrace NE
Atlanta, GA 30345

Kevin Backer                                32,000                              .00441
253 Sandpiper Avenue
Royal Palm Beach, FL 33411

Kim Kelley                                  40,000                              .00552
354 Brazilian, #5
Palm Beach, FL 33480

Gretchen Dore                               40,000                              .00552
7810 Ridgewood Drive
Lake Worth, FL 33467

Donald F. Mintmire                          32,000                              .00441
265 Sunrise Avenue, Suite 204
Palm Beach, FL 33480

Lionel Obriot                               20,000                              .00276
960 Taft Avenue, #11
Atlanta, GA 30309

Carmen Ockletree                            20,000                              .00276
388 McGill Place NE
Atlanta, GA 30312

Douglas Allen Paxton                        20,000                              .00276
358 8th Street, NE
Atlanta, GA 30309

Cindy Pellerin                              20,000                              .00276
1628 Martha Jean Place
Tucker, GA 30084

PSJ Holdings, Inc.                          32,000                              .00441
3300 Palm Beach Gardens Boulevard
Suite 500
Palm Beach Gardens, FL 33410


                                       Amount of Shares
Name of Owner                             Being Sold                      Percent of Class
-------------                             ----------                      ---------------

William H. Ragsdale                         20,000                              .00276
1515 North Highland, Apt. 3
Atlanta, GA 30306

William H. Ragsdale                         500,000                             .06906
1515 North Highland, Apt. 3
Atlanta, GA 30306

Paul Safran, Jr.                            32,000                              .00441
5895 Whirlaway Road
Palm Beach Gardens, FL 33418

Todd Backer                                 40,000                              .00552
                                            ------                              ------
1239 Benoist Farms Road
Apt. 210
Royal Palm Beach, FL 33411

Total:                                      1,240,000                           .16836
------                                      =========                           ======

                             Application of Proceeds

        Net proceeds from the sale of the shares of common stock are estimated to be $970,000 if the 1,000,000 ($1,000,000) maximum number of shares is sold and $70,000 if only the 100,000 ($100,000) minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders.

        These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. We anticipate receiving income from our day-to-day operations, but there can be no assurance that this income will be enough to generate a positive cash flow before the sales from this offering are expended.


                                  Gross Proceeds (1)(2)
                                  ---------------------
                                                   >C>
                                 $100,000                $550,000             $1,000,000
                                 --------                --------              ----------
                           Dollar                  Dollar                 Dollar
                           Amount    Percentage    Amount    Percentage   Amount   Percentage
                           ------    ----------    ------    ----------   ------   ----------

Offering Expenses         $30,000        30.0%    $30,000       5.5%      $30,000     3.0%

Financing and Funding      60,000        60.0     440,000       80.0      845,000    84.5

Salaries                      0           0        30,000        5.4       50,000     5.0

Working Capital            10,000        10.0      50,000        9.1       75,000     7.5

Gross Proceeds            100,000       100.00%   550,000      100.00%  1,000,000   100.00%
                          =======       =======   ========     =======  =========   =======

(1) In order to begin our operations, we incurred costs for equipment, printing and related expenditures paid by Mr. Ragsdale. We do not intend to reimburse Mr. Ragsdale for these costs.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

                                 Capitalization

        The following table shows our capitalization as of July 31, 2000 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $0.70 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $9.70 per share.

                                                                                 As Adjusted
                                                                                 -----------
                                                                Actual     Minimum       Maximum
                                                                ------     -------       -------
     Shareholders' equity
         Common stock, $.001 par value; 50,000,000 Shares
         authorized; 7,240,000 Shares issued and                $7,240       $7,340       $8,240
         outstanding; 7,340,000 (Minimum) and 8,240,000
         (Maximum) Shares to be issued and outstanding, as
         adjusted

     Additional Paid-in capital                                 48,760       148,660    1,047,760

     Deficit accumulated during the development stage          (18,050)     (18,050)     (18,050)

     Total Shareholders' equity and total capitalization        37,950       137,950    1,037,950

                                    Dilution

        The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.

                         Dilution for $100,000 Offering
                         ------------------------------
Initial public offering price per share                                                $1.00    (100.0%)

        Net tangible book value per share before offering        $0.005   (0.5%)
        Increase per share attributable to new shareholders      $0.014   (1.4%)

Pro forma net tangible book value per share after offering                             $0.019   (1.9%)
Total dilution per share to new shareholders                                           $0.981   (98.1%)

                           Shares Purchased       Total Consideration
                           ----------------       -------------------
                                                                       Average Price
                         Number      Percent     Amount      Percent     Per Share
                         ------      -------     ------      -------     ---------

     Existing Shares   7,240,000      98.6%     $56,000       35.9%       $0.008

     New Shares          100,000       1.4     $100,000       64.1         $1.00

                        Dilution for $1,000,000 Offering
                        --------------------------------
Initial public offering price per Share                                                $1.00    (100.0%)

        Net tangible book value per Share before offering        $0.005   (0.5%)
        Increase per Share attributable to new Shareholders      $0.121   (12.1%)

Pro forma net tangible book value per Share after offering                             $0.126   (12.6%)
Total dilution per Share to new Shareholders                                           $0.874   (87.4%)


                           Shares Purchased       Total Consideration
                           ----------------       -------------------
                                                                       Average Price
                         Number      Percent     Amount      Percent     Per Share
                         ------      -------     ------      -------     ---------

     Existing Shares   7,240,000      87.86%    $56,000        5.6        $0.008

     New Shares          100,000      12.14%    $100,000       9.4         $1.00

                                   The Company

Introduction

     ImagineNet Corp. was organized under the laws of Nevada on November 24, 1998. We are a developmental stage company founded by William H. Ragsdale, our sole executive. At present, our company offices are located at:

                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                         (561) 832-5696

        We will endeavor to provide, through the burgeoning global e-commerce distribution network, an alternative to musical instrument purchasers which would enable customers to make very specific and personal purchasing decisions at an attractive price point. However, we have generally been inactive to date, having conducted no business operations except organizational and fund-raising activities since inception.

Business Objective

        Our aim is to sell and distribute musical and related instruments and devices via the Internet to the general public. To achieve this objective, we concurrently (i) intend to set up our office, including purchasing additional equipment; establishing strategic connections within the music and wholesale musical instrument communities; design and initial implementation of our website; and marketing, fund-raising activities; and (ii) will set up a comprehensive website which will allow customers to select and purchase instruments online at a substantially lower cost than would be the case if purchased in a traditional music store. The instruments would then be shipped directly to the client.

Sales and Marketing Plans

        We anticipate that our initial sales and marketing efforts will be focused on advertising and development of an-easy-to-use, customer service-oriented website from which to sell musical instruments and related musical devices through the Internet. Our initial marketing plans are designed to quickly solicit and retain a strong, substantial client base. The development of a user-friendly, well designed, website to showcase our products and services is essential to the success of our business endeavors. We believe our approach will allow us to quickly penetrate the market, gain brand-name recognition and develop an inventory of musical instruments appropriate to demand. Although Mr. Ragsdale does not currently have any experience marketing musical instruments, he is an accomplished musician and is well-known among musicians in the Atlanta area. Mr. Ragsdale believes he can leverage his network of contacts, coupled with his marketing capability, into an attractive business opportunity. Nonetheless, we will initially be dependent upon him and his unique musical expertise to establish strategic alliances with musical instrument suppliers and shippers while developing a customer base of individuals and institutions, including schools.

Advertising.

        It is our belief that the musical instrument industry has not fully utilized the distribution opportunities offered by the Internet. Our objective is to provide an e-commerce option to retail and wholesale purchasers of musical instruments. Accordingly, our primary focus is to develop an Internet site as our principal point of contact with clients and, as a result of this commitment, we will not focus on developing conventional advertising, stores or outlets.

 e-Commerce  Strategy.

        Instead, we intend to develop a premium website to be viewed by retail and wholesale consumers worldwide as the primary source for information on various musical instrument products accompanied by the best possible pricing alternatives which the market can support. This website is presently under development. Once constructed, our home page will contain graphics designed to accommodate quick launching and display of the entire page even in a dial-up 56K modem environment. To accomplish this quick launching and display, our page will be designed as a small sized HTML file, with minimum JPEG graphics and without the usage of any GIF or related moving graphics. Our objective is simple: to permit retail and wholesale business viewers to quickly open the home page, to get down to business and to initiate navigation of the website with minimum wait for page loading

        Easy Home Page Topic Finder. We will design the home page with user friendly simplicity, without the busy clutter found in many retail and business focused websites, to facilitate navigation by both retail and corporate users. The link selections on the home page will be limited to only few major categories (e.g., "Company Information," "Product Information"). With the movement of the mouse prompter to a listed category, a window will appear to reveal the sub-categories, much like the features found in the menu of current Window-based software. In this manner, the sub-categories are hidden within the home page which can be easily altered, without any modification required on the HTML file of the home page. This function allows additional product page links to be added onto the website with ease and speed in the future. A random search feature will also be available to visitors to search the website "link tree" based on a given key word. This feature is essential to the operation of a marketing website, since each page is too limited in space to provide a list of all potential search topics without obstructing the actual intended subjects of the page.

        Product Information Links. Each product information subcategory link will be designed with an intuitive repeatable protocol for easy navigation by end users and also for easy modification. For example, the percussion instruments page will include product history and description, brand name product availability (and associated links), current customer comments (link), sample request form (link), visitor information questionnaire form to determine product applicability (link), product information on-demand download link and email feedback (link). In addition to these features, the product page for conventional products will also include , for a given item, direct quotes and order form links. We intend to design our website link features with the state-of-the art interactivity and fast retrieval of information on demand.

        Streaming Video and Audio. Initially, the streaming video to be incorporated into the website will be limited to the illustration of product performance. The duration of the video will be short. We have initiated discussions with local streaming video resellers but have not established any firm arrangements to date. We intend to provide video packages for large capacity simultaneous visitors, utilizing a new JAVA technology requiring no end user viewer installation. We may select streaming audio along with audio slide show presentations to provide a multimedia presentation of our products and products of advertisers. Due to the smaller file size, streaming audio presentation loads faster and streams smoother. It also allows the visitor to liste

        Website Hosting. We will seek a hosting agent for the website which has the ability to provide expandable band-width to accommodate any large simultaneous visitor load. In addition, the hosting agent must also provide adequate "fire wall" protection against potential hackers which will become an essential component intrinsic to any client information transmission and client payment transaction conducted over the website. Any successful hacking against us which results in shutting down the website will have a detrimental effect on our business.

        Search Engine Listing. We intend to list our website on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessability and visibility in the search engine listings, we will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits.

Web Site Improvement.

        We also expect to budget some of the funds to improvement of our website. Some of these improvements may include:

        Web Site Hosting Enhancement. We will seek to enhance the capacity of the web hosting service to accommodate increased file storage capability and increased visitor capacity. In addition, we will seek to enhance the frequency and spectrum of the visitor profile feedback report from the hosting agent, of which the data is proprietary and resalable in the information market. Lastly, we will seek to improve the security of the website against hackers and unsolicited information gathering of our visitors.

        Streaming Video Enhancement. The product demonstration streaming video available for many musical instruments will be expanded to include testimonies from current users. The overall video length will most likely be increased, along with better quality video scripting and productions.

        Initial Revenue Sources. Upon completion and the successful launch of our first website, we expect to derive revenues from worldwide sales of our offered musical instruments and from corporate advertisements of services and products from various musical instrument manufacturers.

        Corporate Advertisement Sale. We expect to generate additional income by selling a limited number of ad spaces on our website to musical instrument financing firms and to manufacturers. There can be no assurance of our ability to generate income in this manner.

        Competition. In terms of Internet marketing, we believe we are unique in our approach as a musical instrument focused e-commerce marketer and thus may experience minimal competition, at least initially. However, e-commerce on the Internet is a fast growing sector with new entries into the market almost on a daily basis. We recognize that we will, in due course, face ample competition in this market.

        Disclaimer and Cautionary Statement Related to the Plan of Operation. Due to the limited proceeds of our prior private offering and the speed of the advancement of the Internet technology, we reserve the right to alter or abandon any of the stipulated features and/or activities involving our first website.

Financial Services Offered

        At present we plan to provide our prospective retail and business purchasers with credit card point of purchase on our website. However, we will also allow for financing companies to advertise their options on our website which may also provide prospective purchasers an alternative financing option.

We are presently in discussions to arrange a drop shipping program wherein customers will be able to access our website to purchase a musical instrument with their credit card and place their purchase in a shopping cart where the order will be approved, forwarded to the manufacturer, processed and shipped directly to the consumer. Returns of products will be handled directly with the manufacturers which will either repair a defective instrument and/or provide a cash refund to the consumer less any shipping and handling costs. Each customer will have their own individual account and a unique password which will keep a history of each consumer's visit to our website, payment history and a complete profile of consumer product preferences. Good quality presentations and professional follow-up with customers will also be critical to our success. We believe providing a secure, user friendly and entertaining website with streaming video musical instrument presentations and user feedback will, in many cases, provide a unique and comfortable option by which a client can utilize our various musical product offerings (where he may otherwise have none) and thereby close the sale, especially where financing alternatives are provided.

Expenditures

        Our primary direct costs will be as follows:

>> Salaries to Mr. Ragsdale and other employees, as needed (payroll cost, actual or deferred)
>>      Marketing and sales related costs
>>      Employment related taxes
>>      Health benefits.

Facilities

     Initially, we will operate out of the Lakeview avenue offices provided by Mr. Ragsdale. However, once revenues warrant, we will determine an appropriate site to locate future facilities.

Debt Financing

        We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from venture capital firms or other funding sources. Since we will not seek financing until we are operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we do receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of our shareholders.

        Although we are presently authorized to borrow funds, we do not intend to do so until after the two year time-period. When we do seek to borrow funds, we do not intend to use the proceeds to make payments to our management (except as salaries, benefits and out-of-pocket expenses).

Reporting

        As a reporting company, we are required to file quarterly unaudited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions or those deemed material in character.

Industry Regulation

        We are not subject to industry specific regulation. However, we are subject to usury and other standards relating to permitted maximum rates of interest and related consumer fraud regulations.

Current Employees and Proposed Staffing

>>      Currently Minimal Employees; No Monetary Compensation

        We believe Mr. Ragsdale's creativity and salesmanship, when combined with his musical interests and employment of an Internet e-commerce marketing and distribution alternative, make for an attractive business model. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company. The time required to be devoted by Mr. Ragsdale to the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. Mr. Ragsdale's time commitment will substantially increase once we obtain sufficient funding with which to commence our Internet-based operations, hire employees and search for an appropriate site where our executive offices can be located.

>>      Proposed Additional Personnel

        It is expected that additional personnel will be employed to assist in operations and financial management. We have also identified several people that are candidates for key positions within the organization. We have discussed opportunities with some of these individuals and intend to actively recruit them upon achieving adequate funding. We recognize that their expertise and experience is essential to the success of our business. In addition, we intend to also continue to expand our business and finance advisors.

        It is generally anticipated that any future employees will devote full time to the company. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

>>      Management

        The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information that follows:

        Name                     Address                            Position
        ----                     -------                            --------
        Mr. William H. Ragsdale  222 Lakeview Avenue -- Suite 160   President, Secretary,
                                 West Palm Beach, Florida 33401     Chief Executive Officer
                                                                    and Director

        All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Ragsdale as officer/director, there are no other individuals whose activities will be material to our operations at this time.

>>      Sole Officer and Director

        William H. Ragsdale is a graduate of Oxford University, Cambridge, England, with an Associates of Arts Degree, and from Emory University with a Bachelor of Arts Degree. Mr. Ragsdale was employed as an assistant manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. Mr. Ragsdale believes this familiarity with musicians and musical instruments and the training and experience is what he brings to the business. Although he does not have any marketing experience with musical instruments, we believe Mr. Ragsdale's unique creative skills with special appreciation of music and extensive networking ability in the music field will expose us to many business opportunities and sales.

>>      Remuneration and Employment Contracts

        6,000,000 shares of common stock were issued to Mr. William H. Ragsdale.

        Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to our sole officer for his services.

        Although there is no employment agreement in place, Mr. Ragsdale will be paid compensation at the minimum annual rate of $30,000 in 2000. If only the minimum amount of shares is sold and no other funds are available, Mr. Ragsdale's salary will be zero. The balance will be deferred for each individual until cash flow is available to adequately pay the larger amount.

>>      Compensation of Directors

        Until we have $250,000 in sales, no officer or member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents.

>>      Employee Benefits

        We do not provide  officers with  pension,  stock  appreciation  rights,
        long-term   incentive   or  other  plans  but  have  the   intention  of
        implementing such plans in the future.

        We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 Shares will be reserved.

        We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

        There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. William H. Ragsdale or us.

Securities Ownership of Certain Owners and the Principal Shareholder

        The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of July 31, 2000, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                      Prior to the Offering (1)          After the Offering
                                        ---------------------            ------------------
                                                                   Minimum (2)       Maximum (3)
                                                                   -----------       -----------
Name of and Address of Beneficial Owner:     Number      %      Number      %      Number       %
----------------------------------------     ------      -      ------      -      ------       -

William H. Ragsdale (1)(2)(3)              6,000,000   82.87   6,000,000   81.74  6,000,000   72.81

All Directors, Officers and
Shareholders as a Group (one person)       6,000,000   82.87   6,000,000   81.74  6,000,000   72.81

Total Shares Outstanding                   7,240,000  100.00   7,340,000  100.00  8,240,000  100.00


(1) Based upon 7,240,000 shares of our common stock issued and outstanding as of July 31, 2000.
(2) Our sole executive officer.
(3) Our sole member of the Board of Directors.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Since inception, we have conducted no business operations except for organizational and capital-raising activities. For the period from inception through July 31, 2000, we have had no revenue from operations and accumulated operating expenses amounted to $18,050. We propose to aggressively sell musical instruments and related devices to the public via the Internet.

        If we are unable to generate sufficient revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings. Depending upon the amount of revenue generated and/or whether only the minimum offering is achieved, we believe we will be able to satisfy our cash requirements for the next 12 months without raising additional funds via debt or third party funding sources. Nonetheless, we expect we will need to raise additional funds within the next 6 months, if only a minimal amount of revenue is generated through operations.

        Initially, Mr. Ragsdale will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ additional staffing. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business.

Financial Condition, Capital Resources and Liquidity

>>      General

1.      At July 31, 2000, we had $37,950 in assets and were free of liabilities.

2. Since inception, we have received $50,000 in cash as payment for the issuance of shares.

1       Our  working  capital  is  presently  minimal   and   there   can  be no
        assurance that our financial condition will improve.

3. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

>>      Issuance of Stock

1. At inception, we issued 6,000,000 "founders" shares of common stock (valued at $6,000) to Mr. William H. Ragsdale for services rendered in setting up the company.

2. From November 1998 through April 1999, we sold a total of 1,240,000 shares of common stock to Georgia and Florida residents for cash totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. We relied upon an exemption from registration provided under the securities laws respectively of Florida and Georgia.

        Even though we believe we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial portion of any revenues.

        Our ability to continue as a going concern is dependent upon our ability to attract an adequate number of Internet customers.

Net Operating Losses

        We have net operating losses carry-forwards of $18,050 expiring at October 31, 2020. We also have a $2,000 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

        Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

        We are aware of all recently issued accounting statements which impact on our financial statements for the period from November 24, 1998 (inception) through July 31, 2000.


                        Absence of Current Public Market

        There is no current public trading market for the shares. While we intend to make application to qualify the shares for quotation on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol "IMAG" on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                              Description of Stock

        We are authorized to issue 50,000,000 shares of common stock, $.001 par value. The issued and outstanding shares of common stock being registered are validly issued, fully paid and non-assessable. The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

        All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Preferred Stock

        We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value. The issuance of preferred stock does not require does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

        We are serving as our own transfer agent until we become eligible for quotation on the OTCBB.

Certain Provisions of Nevada Law

Generally

        Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

        Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which sets forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

        Limitation on Liability of Directors. Section 78.037 of the Nevada statutes provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the Nevada statutes. The company's Articles provide that no director shall be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability (A) for any breach of the director's duty of loyalty to the company or its stockholders, (B) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (C) liability under the Nevada statutes, or (D) for any transaction from which the director derived an improper personal benefit. In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.


                             Subscription Procedure

        In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2.   Checks  (which  should be at least $500) should be made payable as follows:
     ImagineNet Corp. -- Attorney Escrow Account.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                            Duncan, Blum & Associates
                           Attn: Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817

        You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

        Funds from the sale of this offering will be retained in an IOLTA attorney escrow account maintained with our securities counsel. Under pertinent Maryland regulation, interest will be paid to the Maryland Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders.


                              ERISA Considerations

        Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.


                                  Legal Matters

        The validity of Shares being offered by this prospectus will be passed upon for the Company by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.


                                     Experts

        The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.


                              Available Information

        We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:


Main Office:              Regional Offices:
------------              -----------------
450 Fifth Street, N.W.,   Seven World Trade Center -- 13th   500 West Madison -- Suite
Washington, D.C.  20549   Floor New York, New York  10048    1400 Chicago, Illinois 60601

        Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

        For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                                                                      APPENDIX I






                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report.................................................I-2

Balance Sheet................................................................I-3

Statements of Operations.....................................................I-4

Statements of Stockholders' Equity...........................................I-5

Statements of Cash Flows.....................................................I-6

Notes to Financial Statement.................................................I-7
































     The accompanying notes are an integral part of the financial statements
                                       I-1

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
ImagineNet Corp.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of ImagineNet Corp., a development stage enterprise, as of October 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 24, 1998 (Inception) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImagineNet Corp. as of October 31, 1999 and the results of its operations and its cash flows for the period from November 24, 1998 (Inception) through October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






Durland & Company, CPAs, P.A.
Palm Beach, Florida
December 15, 1999




     The accompanying notes are an integral part of the financial statements
                                       I-2


                                                 ImagineNet Corp.
                                         (A Development Stage Enterprise)
                                                   Balance Sheet



                                                                         October 31, 1999   July 31, 2000
                                                                         ---------------- ------------------
                                                                                              (unaudited)
                          ASSETS
CURRENT ASSETS
 Cash                                                                             $49,696            $37,950
                                                                         ---------------- ------------------

          Total current assets                                                     49,696             37,950
                                                                         ---------------- ------------------

Total Assets                                                                      $49,696            $37,950
                                                                         ================ ==================

           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable
     Trade                                                                         $4,812                 $0
     Related party                                                                  2,764                  0
                                                                         ---------------- ------------------

          Total current liabilities                                                 7,576                  0
                                                                         ---------------- ------------------

Total Liabilities                                                                   7,576                  0
                                                                         ---------------- ------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                         0                  0
  Common stock, $0.001 par value, authorized 50,000,000 shares;
      7,240,000 issued and outstanding                                             7,240              7,240
  Additional paid-in capital                                                      48,760             48,760
  Deficit accumulated during the development stage                               (13,880)           (18,050)
                                                                        ---------------- ------------------

          Total stockholders' equity                                              42,120             37,950
                                                                        ---------------- ------------------

Total Liabilities and  Stockholders' Equity                                      $49,696            $37,950
                                                                        ================ ==================


















                      The accompanying notes are an integral part of the financial statements
                                                        I-3



                                                                 ImagineNet Corp.
                                                        (A Development Stage Enterprise)
                                                            Statements of Operations


                                                          From                                 From                  From
                                                      November 24,                       November 24, 1998       November 24,
                                                    1998 (Inception)    For the Nine        (Inception)        1998 (Inception)
                                                        through         Months Ended          Through               Through
                                                    October 31, 1999   July 31, 2000       July 31, 1999        July 31, 2000
                                                   ------------------ ---------------- --------------------- --------------------
                                                                        (unaudited)         (unaudited)          (unaudited)

Revenues                                                           $0               $0 $                   0 $                  0
                                                   ------------------ ---------------- --------------------- --------------------

General and administrative expenses                               304            2,935                 4,589                8,050

Accounting fees                                                 4,812                0                     0                    0

Legal fees - related party                                      2,764            1,235                 2,000                4,000

Services - related party                                        6,000                0                 6,000                6,000
                                                   ------------------ ---------------- --------------------- --------------------

   Total expenses                                              13,880            4,170                12,589               18,050
                                                     ---------------- ---------------- --------------------- --------------------

Net loss                                                      (13,880)         $(4,170)             $(12,589)            $(18,050)
                                                     ================ ================  ==================== ====================

Loss per weighted average common share                          $(.00)          (0.$01)               (0.002)
                                                   ================== ================ =====================

Number of weighted average common shares
outstanding                                                 6,870,088        7,240,000             6,733,414
                                                   ================== ================ =====================

























                      The accompanying notes are an integral part of the financial statements
                                                        I-4



                                                 ImagineNet Corp.
                                         (A Development Stage Enterprise)
                                        Statements of Stockholders' Equity



                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                  Additional       During the         Total
                                                    Number of        Common         Paid-In       Development     Stockholders'
                                                      Shares         Stock          Capital          Stage           Equity
                                                  -------------- -------------- --------------- ---------------- ---------------
BEGINNING BALANCE, November 24, 1998                           0             $0              $0               $0              $0

 11/98 - founders' shares ($0.001/sh.)                 6,000,000          6,000               0                0           6,000
 11/98 - cash ($0.01/sh.)                                 40,000             40             360                0             400
 12/98 - cash ($0.01/sh.)                                260,000            260           2,340                0           2,600
  4/99 - cash ($0.05/sh.)                                940,000            940          46,060                0          47,000

Net loss                                                       0              0               0          (13,880)        (13,880)
                                                  -------------- -------------- --------------- ---------------- ---------------

BALANCE, October 31, 1999                              7,240,000          7,240          48,760          (13,880)         42,120

Net loss                                                       0              0               0           (4,170)         (4,170)
                                                  -------------- -------------- --------------- ---------------- ---------------

ENDING BALANCE, July 31, 2000 (unaudited)              7,240,000         $7,240         $48,760         $(18,050)        $37,950
                                                  ============== ============== =============== ================ ===============




























                      The accompanying notes are an integral part of the financial statements
                                                        I-5



                                                                ImagineNet Corp
                                                        (A Development Stage Enterprise)
                                                             Statements of Cash Flows



                                                                From                                  From               From
                                                            November 24,                          November 24,       November 24,
                                                          1998 (Inception)     For the Nine     1998 (Inception)   1998 (Inception)
                                                               through         Months Ended         through            through
                                                          October 31, 1999     July 31, 2000     July 31, 1999      July 31, 2000
                                                          -----------------   ---------------   ----------------   ----------------
                                                                                (unaudited)       (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                          $(13,880)          $(4,170)           $(12,589)          $(18,050)

Adjustments to reconcile net loss to net cash used by
operating activities:
        Stock issued for services
                                                                      6,000                 0              6,000              6,000
Changes in operating assets and liabilities

        Increase in accounts payable - trade
                                                                      4,812            (4,812)             4,500                  0
        Increase in accounts payable - related party                  2,764            (2,764)             2,000                  0
                                                          -----------------   ---------------   ----------------   ----------------

Net cash used by operating activities                                  (304)          (11,746)               (89)           (12,050)
                                                          -----------------   ---------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock                               50,000                 0             50,000             50,000
                                                          -----------------   ---------------   ----------------   ----------------

Net cash provided by financing activities                            50,000                 0             50,000             50,000
                                                          -----------------   ---------------   ----------------   ----------------

Net increase (decrease) in cash                                      49,696           (11,746)            49,911             37,950
                                                          -----------------   ---------------   ----------------   ----------------

CASH, beginning of period                                                 0            49,696                  0                  0
                                                          -----------------   ---------------   ----------------   ----------------

CASH, end of period                                                 $49,696           $37,950            $49,911            $37,950
                                                          =================   ===============   ================   ================





















                        The accompanying notes are an integral part of the financial statements
                                                        I-6

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
        (Information with respect to the nine months ended July 31, 2000 and 1999 is unaudited)

(1) The Company ImagineNet Corp. (the Company) is a Nevada chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on November 24, 1998.

         The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute musical and related instruments and devices via the Internet. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

         b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

         c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

         d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

         e) Interim financial information The financial statements for the nine months ended July 31, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.001 par value common stock, and 10,000,000 shares of $0.001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 7,240,000 shares of common stock issued and outstanding at July 31, 2000. The Company had issued none of its shares of preferred stock at July 31, 2000. On November 24, 1998, the Company issued 6,000,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company. During the period ended July 1999, the Company issued 1,240,000 shares of common stock for $50,000 in cash.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry- forwards for income tax purposes of approximately $18,050 expiring at October 31, 2020. The amount recorded as deferred tax asset as of July 31, 2000 is approximately $2,700, which represents the amount of

     The accompanying notes are an integral part of the financial statements
                                       I-7

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(3)      Income Taxes  (Continued)  tax benefit of the loss  carry-forward.  The
         Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)      Related Parties See Note (2) for shares issued for services.

         During the period ended October 31, 1999, a shareholder and general counsel for the Company performed legal services in the amount of $2,764 on behalf of the Company. This amount was paid in the first quarter of fiscal 2000.

(5) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $18,050 accumulated from November 24, 1998 (Inception) through July 31, 2000. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations.

















     The accompanying notes are an integral part of the financial statements
                                       I-8

                                                                     APPENDIX II

                             SUBSCRIPTION AGREEMENT


ImagineNet Corp.
Attn: William H. Ragsdale, President
222 Lakeview Avenue - #160-142
West Palm Beach, Florida 33401

        By executing this Subscription Agreement (the "Subscription Agreement") of ImagineNet Corp. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum in $500 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to ImagineNet Corp. -- Attorney Escrow Account and forwarded to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817. If this
Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

        Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY.

        The undersigned is reminded that:

(1) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

(2) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the offering described in the Prospectus.

(3) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

(4) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

(5) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

Representations

        Purchaser makes the following representations in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

        The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

        The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

        This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. By executing this agreement, you are not waiving any rights under federal law.

        The undersigned is the following kind of entity (please check):

        |_| Individual                         |_| IRA
        |_| Joint Account - JTWROS             |_| Pension Plan
        |_| Joint Account - TENCOM             |_|  Trust
        |_| UGMA (Gift to Minor)               |_|  Non-Profit Organization
        |_| Partnership                        |_|  Employee of NASD member firm
        |_| Corporation                        |_|  Other (Specify)

                                       Dated this ____ day of __________ of 1999


Mr./Ms. ____________________________      ______________________________________
        Purchaser's Name                  Social Security or Tax ID#

Mr./Ms. ____________________________      ______________________________________
        Name of Second Purchaser          Date of Birth of First Purchaser

____________________________________      (__________)__________________________
Street Address of First Purchaser         Business Phone (Day)

____________________________________      (__________)__________________________
City State and Zip Code                   Home Phone

____________________________________      ______________________________________
Signature of First Purchaser              Email address (if applicable)
(Individual, Custodian or
Officer or Partner of Entity)

____________________________________
Signature of Second Purchaser
(if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.

     No    dealer,    salesperson    or   other
     individual  has  been  authorized  to give          Selling Shareholders May Also Be Selling
     any    information    or   to   make   any                 1,240,000 Additional Shares
     representations   not  contained  in  this
     Prospectus   in   connection    with   the             $100,000 - $1,000,000 of Shares of
     Offering  covered by this  Prospectus.  If               Common Stock at $1.00 per Share
     given  or  made,   such   information   or
     representation  must not be relied upon as
     having  been  authorized  by the  Company.
     This  Prospectus does not constitute as an
     offer to  sell,  or a  solicitation  of an
     offer  to buy,  the  common  stock  in any
     jurisdiction  where,  or to any  person to
     whom,  it is  unlawful  to make such offer
     or  solicitation.  Neither the delivery of
     this   Prospectus   nor  any   sale   made
     hereunder shall,  under any circumstances,
     create an  implication  that there has not
     been any  change in the facts set forth in
     this  Prospectus  or in the affairs of the                      IMAGINENET CORP.
     Company since the date hereof.


                   TABLE OF CONTENTS

     Descriptive Title                    Page

     Prospectus Summary.....................3
     Summary Financial Data.................4                            PROSPECTUS
     Risk Factors...........................4
     Related Party Transactions.............6
     Fiduciary Responsibility of
          the Company's Management..........7                        December____, 2000
     Selling Shareholders...................7
     Application of Proceeds.............  10
     Capitalization........................11
     Dilution..............................11
     The Company...........................12
     Management's Discussion and
          Analysis of Financial Condition            Until  January  ___,  2001 (25 days  after the date
          and Results of Operations........18        hereof), all dealers effecting  transactions in the
      Absence of Current Public Market               registered     securities,     whether    or    not
          and Dividend Policy..............19        participating   in   this   distribution,   may  be
     Description of Capital Stock..........19        required   to  deliver  a  current   copy  of  this
     Subscription Procedure................20        Prospectus.   This  delivery   requirement   is  in
     ERISA Considerations..................21        addition to the  obligation of dealers to deliver a
     Legal Matters.........................21        Prospectus  when  acting as  underwriters  and with
     Experts.............................. 21        respect    to   their    unsold    allotments    or
     Available Information.................21        subscriptions.
     Appendix I (Financial Statements)....I-1
     Appendix II (Subscription Agreement..II-1

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers

        Reference is made to "Fiduciary Responsibility of Registrant's Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

        Specifically, each director or officer of Registrant will be indemnified by us against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the defense or settlement of any threatened, pending or completed action, suite or proceeding; whether civil, criminal, administrative or investigative; in which he is involved by reason of the fact that he is or was a director or officer of Registrant; such indemnification, of course, is conditioned upon such officer or director having acting in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of Registrant and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If, however, any threatened, pending or completed action, suit or proceeding is by or in the right of Registrant, the director or officer shall not be indemnified in respect ao any claim, issue or matte as to which he is adjudged to be liable to us unless a court determines otherwise.

        Moreover, the Certificate of Incorporation of Registrant provides that no director of Registrant shall be personally liable to us or any of our shareholders for monetary damages for any breach of fiduciary duty as a director, except with respect to: (i) any breach of the director's duty to loyalty to us or its shareholders; (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law;
(iii) violation of the Nevada Uniform Securities Act; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, such Certificate of Incorporation authorizes us to indemnify any person to the fullest extent permitted by Nevada Corporation Law.

Item 2. Other Expenses of Issuance and Distribution.

        Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.


Approximate
                                                                     Amount*

        Securities and Exchange Commission registration fee......  $591.36
        Printing expenses ....................................... 2,500.00
        Accounting fees and expense ............................. 4,000.00
        Legal (including Blue Sky) fees..........................20,000.00
        Escrow expenses..........................................   500.00
        Miscellaneous expenses .................................. 2,408.64
                                                                  --------
               TOTAL  ..........................................$30,000.00
                                                                ==========

* The offering expenses are expected to be the same irrespective of whether the $100,000 minimum or $1,000,000 maximum is raised.

Item 3. Undertakings

A.      Certificates:  Inapplicable

B.      Rule 415 Offering

        The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

               (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

               (3)    File   a   post-effective   amendment   to   remove   from
                      registration any of the securities that remain unsold at the end of the offering.

C.      Request for Acceleration of Effective Date

        The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.      Indemnification

        Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.      Rule 430A

        The undersigned Registrant will:

        (1) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

        (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Item 4. Recent Sales of Unregistered Securities

        On November 24, 1998, the Company issued 6,000,000 shares of restricted common stock to Mr. William H. Ragsdale, the President and Director of the Company, and record and beneficial owner of approximately 82.9% of the Company's outstanding common stock, for founders services. The founders' shares were issued pursuant to 4(2) of the Act to its then only shareholder and director.

        From October through April 1999, the Company issued and sold 1,240,000 shares of unrestricted common stock to Georgia and Florida residents for cash consideration totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated there under.

        The facts relied upon by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

Item 5. Index to Exhibits

(a)(1)  Financial Statements -- Included in Prospectus:

        Independent Certified Public Accountants' Report.

        Balance Sheet as of July 31, 2000

        Statement of Changes in Shareholder's Equity for the Period November 24, 1998 (Date of Formation) through July 31, 2000

        Notes to Financial Statements.

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

        Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b) Exhibits:

        3.1    Article of Incorporation of Registrant.
        3.2    Bylaws of Registrant
        3.3    Form of Stock Certificate
        3.4 Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).
        5.1    Opinion of Counsel as to the legality of the Shares.
        23.1   Consent of Counsel (Duncan, Blum & Associates).
        23.2   Consent of Auditors (Durland & Company, CPAs, P.A.).

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the ______th day of November, 2000.

                                    ImagineNet Corp.

                           By: /s/ William H. Ragsdale
                                    -----------------------------------------
                                    William H. Ragsdale, President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

    Signatures                  Title                         Date
    ----------                  -----                         ----

    /s/ William H. Ragsdale                                  November 21, 2000
    --------------------------  President, CEO
    William H. Ragsdale         and Director


   /s/  William H. Ragsdale
   ---------------------------   Treasurer, Chief Financial   November 21, 2000
   William H. Ragsdale           Officer and Secretary